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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2014

SEC File Number
8-66955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/13 and ending 12/31/13

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Goodbody Securities Incorporated

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
Ballsbridge Park, Ballsbridge
(No. and Street)

Dublin	Dublin 4	Ireland
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Paul Curtin +353 1 6419261
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

3/20/14

OATH OR AFFIRMATION

I, **Tim Dyball**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Goodbody Securities Incorporated, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Company Director
Title

20/2/2014
Notary Public

GEORGINA DRUM
168 PEMBROKE ROAD,
BALLSBRIDGE, DUBLIN 4.
Notary Public for the County and City of Dublin
Ireland.
Commissioned for Life

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S.D. DANIELS & CO., P.C.

485 MADISON AVE., 15TH FLOOR, NEW YORK, NY 10022
TEL·212·751·4422 ▲ FAX·212·751·4035

The SDDCO Group

February 26, 2014

Securities and Exchange Commission
Office of Filings and Information Services
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RECEIVED
FEB 27 2014
191

RE: Goodbody Securities Inc. File Number 8-66955

Dear Sir or Madam:

Enclosed are the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

1. Financial Statements and Supplementary Information as of December 31, 2013, Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3, and Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

2. Statement of Financial Condition as of December 31, 2013.

It is our understanding that Goodbody Securities Inc. financial statements and supplementary schedules, which are bound separately from the annual statement of financial condition, shall be deemed confidential pursuant to the disclosure standards set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,

Michael G. Glynn

Michael G. Glynn, Principal

Enclosures

GOODBODY SECURITIES INCORPORATED

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
Goodbody Securities Incorporated

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Goodbody Securities Incorporated (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goodbody Securities Incorporated as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
February 19, 2014

STATEMENT OF FINANCIAL CONDITION
As at 31st December 2013

	2013 $
Assets	
Cash and cash equivalents	1,088,362
Prepayments	10,313
Income tax receivable	464
Deferred tax asset	2,216
Total Assets	**1,101,355**
Liabilities	
Income tax payable	325
Accounts payable and other accrued expenses	41,476
Total Liabilities	**41,801**
Stockholder's Equity	
Common stock, par value $0.01. Authorized 3,000 shares issued and outstanding 1 share at $0.01 per share	-
Additional paid in capital	1,057,000
Retained earnings	2,554
Total stockholder's equity	**1,059,554**
Total liabilities and stockholder's equity	**1,101,355**

The accompanying notes are an integral part of these financial statements.

Notes to Statement of Financial Condition December 31st, 2013

1. General Information and Summary of Significant Accounting Policies

(a) The Company

Goodbody Securities Incorporated (the "Company") was incorporated on 4th March, 2005. As of December 31st 2013, the Company was a wholly owned subsidiary of Ganmac Holdings (BVI) Ltd ("GANMAC"). GANMAC's primary shareholder is FEXCO Holdings who have a holding of 69%. GANMAC's other shareholder is the Goodbody Employee Benefit Trust ("EBT") which has a holding of 31%. The EBT holds shares on behalf of the employees of the Goodbody group.

The Company acts as an introducing intermediary broker-dealer in transactions between an affiliate, Goodbody Stockbrokers, and their US Counterparties. On 24th January, 2006 the Financial Industry Regulatory Authority (FINRA) approved the application of Goodbody Securities Incorporated for membership of FINRA and as such the Company is a registered broker dealer in securities under the Securities and Exchange Act of 1934. The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

(b) Subsequent Events

The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

(c) Basis of Preparation

These Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Revenue Recognition

Fees earned from Goodbody Stockbrokers are recognized on an accrual basis when the service has been provided. Fees are based upon an agreed amount and are paid quarterly in arrears.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Notes to Statement of Financial Condition December 31st, 2013

2. Income Taxes

Provision for income taxes for the years ended December 31st, 2013 includes the following amounts (the Company reports under the accrual method for tax purposes):

	2013
Current Taxes	**$**
Federal	2,140
City	25
State	300
Total Current	**2,465**
Deferred Taxes	
Federal	501
Total Deferred Taxes	**501**
Total provisions for income taxes	**2,966**

The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of certain expenses deductible for financial reporting purposes that are not deductible for tax purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The major temporary differences that give rise to the deferred tax assets are due to start-up and organizational costs.

A valuation allowance for deferred tax assets was not considered necessary at December 31st, 2013. Management believes it is more likely than not that the Company will fully realize the total deferred income taxes as of December 31, 2013, based upon its expected future levels of taxable income.

3. Cash and Cash equivalents

Cash and cash equivalents consists of cash of $1,088,362 held with Atlantic Bank. The Company considers all highly-liquid instruments with original maturities of 3 months or less at the date of purchase to be cash equivalents.

4. Accounts Payable and other Accrued Expenses

	2013
	$
Goodbody Stockbrokers	27,344
Audit Fee payable	13,442
Other	399
SIPC Accrual	291
Total Accounts Payable and other Accrued Expenses	**41,476**

Notes to Statement of Financial Condition December 31st, 2013

5. Net Capital

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c 3-1 which requires the maintenance of minimum net capital as defined. At December 31st, 2013, the Company had net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1, of $1,046,561 which was $796,561 in excess of its required net capital of $250,000.

6. Related party transactions

Corporate overhead expenses are allocated by Goodbody Stockbrokers ("GBS"). Service fee income is charged to GBS. For the year ended December 31, 2013 corporate overhead expenses and service fee income were $132,520 and $223,146 respectively. At December 31st 2013, the Company had a net payable due to GBS for $27,344. This amount is included in "Accounts Payable and other accrued expenses" on the Statement of Financial Condition.

The Company entered into an agreement with GBS on October 1, 2013 to distribute independent third party research produced by GBS to the Company's US institutional clients. The Company receives a research services fee from GBS for providing this service. For the year ended December 31st, 2013, total research services fee income from GBS was $5,000.

7. Commitments and Contingencies

There were no commitments and contingencies at the year end.

8. Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf of investors, including other brokers and dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions and are generally collateralized. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.